UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Bankgesellschaft Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bankgesellschaft Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	[	]

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.           Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Federal Republic of Germany

Number of	7.	Sole Voting Power: 2,783,741

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 2,783,741

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,783,741

12.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	16.5%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 17 amends and supplements items 4 and 5 of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the “Bank”) with respect to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Aberdeen Australia Equity Fund, Inc. (the “Fund”). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by the Bank to purchase the shares of Common Stock listed in Item 5(c), upon the exercise of certain of the Options (as defined in Item 4), was working capital. The amount of the funds used to exercise such Options aggregated $3,053,986.50.

Item 4. Purpose of Transaction

In Amendment No. 13 to this Statement of Schedule 13D the Bank reported its acquisition of a total of 3,220,000 over-the-counter call options (the “Options”) for the purchase of shares of Common Stock, all of which were exercisable on July 3, 2006. Item 5(c) below reports upon the exercise or cancellation of those options.

Item 5. Interest in Securities of the Issuer

(a) According to the Fund’s filing on Form N-CSR on July 5, 2006, which incorporates the Fund’s semi-annual report to shareholders with respect to the period ending April 30, 2006, there were 16,837,444 shares of Common Stock outstanding at April 30, 2006. The percentages set forth in this Item 5(a) are derived using such number. Following the transactions reported in paragraph (c) below, the Bank is the beneficial owner of 2,783,741 shares of Common Stock, which constitute approximately 16.5% of the outstanding shares of Common Stock.

(b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

(c) On July 3, 2006 the Bank engaged in the following transactions relating to the Options:

(i) 810,000 Options purchased from HypoVereinsBank: exercised in accordance with their terms at the strike price of $1.00 per Option, resulting in the purchase by the Bank of 810,000 shares of Common Stock.

(ii) 810,000 Options purchased from Dresdner Bank AG: exercised in accordance with their terms at the strike price of $1.50 per Option, resulting in the purchase by the Bank of 810,000 shares of Common Stock.

(iii) 1,600,000 Options purchased from Credit Suisse First Boston (“CSFB”):

(A) 685,991 Options exercised in accordance with their terms at the strike price of $1.50 per Option, resulting in the purchase by the Bank of 685,991 shares of Common Stock.

(B) 114,009 Options cancelled upon a payment by CSFB of $10.74 per Option, resulting in the disposition by the Bank of all interest in the shares of Common Stock to which such options related.

(C) 800,000 Options cancelled upon a payment by CSFB of $11.43 per Option, resulting in the disposition by the Bank of all interest in the shares of Common Stock to which such options related.

(d) and (e) Inapplicable.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2006

BANKGESELLSCHAFT BERLIN AG

By:	/s/ Dirk Kipp
Name:	Dirk Kipp
Title:	Managing Director

By:	/s/ Moritz Sell
Name:	Moritz Sell
Title:	Director